December 6, 2023

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Jackson National Life Insurance Company Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 (Jackson Market Link Pro II) File No. 333-268090

Commissioners:

On behalf of the above-referenced Registrant, attached for electronic filing under the Securities Act of 1933, as amended, is Post-Effective Amendment No. 2 to the Registration Statement on Form S-1. This amendment is being filed for the purpose of adding the new +Income Guaranteed Minimum Withdrawal Benefit (“GMWB”) to our Jackson Market Link Pro II Registered Index-Linked Annuity. A high-level overview of the +Income GMWB is as follows:

•For Life GMWB with Annual Step-Ups offered for both a single life or two Covered Lives (“+Income GMWB” and “+Income GMWB with Joint Option”);
•Deferral incentive which guarantees increases to the Guaranteed Annual Withdrawal Amount Percentage (“GAWA%”), based upon two factors:
◦the Designated Life’s attained age on the date of the first withdrawal, and
◦the length of time the Owner has deferred taking the first withdrawal following election of the benefit (the “Deferral Year”);
•Available to Owners age 50 - 80 at issue or on any Contract Anniversary, subject to availability.
Please note that we will be requesting approval to add a version of the +Income GMWB to our Jackson Market Link Pro II Advisory RILA product (File No. 333-268101) via selective review at a later date.

Under separate cover to the Commission Staff reviewer, we are providing a marked courtesy copy of the Jackson Market Link Pro II prospectus.

If you have any questions, please call me at (517) 331-4262.

Very truly yours,

/s/ ALISON SAMBORN

Alison Samborn
Associate General Counsel,
Insurance Legal
Jackson® is the marketing name for Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York).